SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 10)*
                         ______________________________

                        COMPANIA CERVECERIAS UNIDAS S.A.
     UNITED BREWERIES COMPANY, INC. (English translation of Name of Issuer)

                                (Name of Issuer)

                   Common Stock, no par value                       204429104
Shares of Common Stock in the form of American Depositary Shares  (CUSIP number)
                 (Title of class of securities)

                                JoBeth G. Brown
                          Vice President and Secretary
                         Anheuser-Busch Companies, Inc.
                                One Busch Place
                              St. Louis, Missouri
                                  63118 (314)
                                    577-2000
      (Name, address and telephone number of person authorized to receive notices and communications)

                               November 16, 2004
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 8 Pages)


===============================================================================


---------------------------------------              --------------------------
 CUSIP No. 204429104                       SC13D/A     Page 2 of 8 Pages
---------------------------------------              --------------------------

-------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSON           Anheuser-Busch Companies, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO.  43-1162835
              OF ABOVE PERSON
-------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  /_/
                                                                 (b)  /x/
-------------------------------------------------------------------------------
    3         SEC USE ONLY
-------------------------------------------------------------------------------
    4         SOURCE OF FUNDS:                           WC
-------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                            /_/
-------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
-------------------------------------------------------------------------------
                        7            SOLE VOTING POWER:              None
 NUMBER OF           ----------------------------------------------------------
   SHARES               8            SHARED VOTING POWER:             0
BENEFICIALLY         ----------------------------------------------------------
  OWNED BY              9            SOLE DISPOSITIVE POWER:         None
    EACH             ----------------------------------------------------------
 REPORTING             10            SHARED DISPOSITIVE POWER:         0
PERSON WITH
-------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
-------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES:                                          /_/
-------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      0%
-------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON:                                CO
-------------------------------------------------------------------------------

---------------------------------------              --------------------------
 CUSIP No. 204429104                       SC13D/A     Page 3 of 8 Pages
---------------------------------------              --------------------------

-------------------------------------------------------------------------------

    1         NAME OF REPORTING PERSON            Anheuser-Busch International,
              S.S. OR I.R.S. IDENTIFICATION NO.   Inc.
              OF ABOVE PERSON                     43-1213600
-------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a)     /_/
                                                                  (b)     /X/
-------------------------------------------------------------------------------
    3         SEC USE ONLY
-------------------------------------------------------------------------------
    4         SOURCE OF FUNDS:                                    WC
-------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                               /_/
-------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
-------------------------------------------------------------------------------
                        7            SOLE VOTING POWER:             None
  NUMBER OF          ----------------------------------------------------------
   SHARES               8            SHARED VOTING POWER:             0
 BENEFICIALLY        ----------------------------------------------------------
  OWNED BY              9            SOLE DISPOSITIVE POWER:        None
    EACH             ----------------------------------------------------------
  REPORTING            10            SHARED DISPOSITIVE POWER:        0
PERSON WITH
-------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
-------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES:                                          /_/
-------------------------------------------------------------------------------

   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      0%
-------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON:                                CO
-------------------------------------------------------------------------------

---------------------------------------              --------------------------
 CUSIP No. 204429104                       SC13D/A     Page 4 of 8 Pages
---------------------------------------              --------------------------

-------------------------------------------------------------------------------

   1          NAME OF REPORTING PERSON           Anheuser-Busch International
              S.S. OR I.R.S. IDENTIFICATION NO.  Holdings, Inc.
              OF ABOVE PERSON                    51-0348308
-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)       /_/
                                                                 (b)       /X/
-------------------------------------------------------------------------------
   3          SEC USE ONLY
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS:                                    WC
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                               /_/
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION:             Delaware
-------------------------------------------------------------------------------

 NUMBER OF           7            SOLE VOTING POWER:             None
   SHARES         -------------------------------------------------------------
BENEFICIALLY         8            SHARED VOTING POWER:             0
  OWNED BY        -------------------------------------------------------------
    EACH             9            SOLE DISPOSITIVE POWER:        None
 REPORTING        -------------------------------------------------------------
PERSON WITH         10            SHARED DISPOSITIVE POWER:        0
-------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
              PERSON:                                              0
-------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES:                                     /_/
-------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%
-------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON:                            CO
-------------------------------------------------------------------------------

---------------------------------------              --------------------------
 CUSIP No. 204429104                       SC13D/A     Page 5 of 8 Pages
---------------------------------------              --------------------------

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON           Anheuser-Busch International
              S.S. OR I.R.S. IDENTIFICATION NO.  Holdings, Inc. Chile I
              OF ABOVE PERSON                    Limitada
                                                 98-0346879
-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)     /_/
                                                                 (b)     /X/
-------------------------------------------------------------------------------
   3          SEC USE ONLY
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS:    WC
-------------------------------------------------------------------------------
   5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                              /_/
-------------------------------------------------------------------------------
   6           CITIZENSHIP OR PLACE OF ORGANIZATION:            Chile
-------------------------------------------------------------------------------

 NUMBER OF           7            SOLE VOTING POWER:             None
   SHARES         -------------------------------------------------------------
BENEFICIALLY         8            SHARED VOTING POWER:             0
  OWNED BY        -------------------------------------------------------------
    EACH             9            SOLE DISPOSITIVE POWER:        None
 REPORTING        -------------------------------------------------------------
PERSON WITH         10            SHARED DISPOSITIVE POWER:        0
-------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
              PERSON:                                              0
-------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES:                                      /_/
-------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%
-------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON:                            PN
-------------------------------------------------------------------------------

---------------------------------------              --------------------------
 CUSIP No. 204429104                       SC13D/A     Page 6 of 8 Pages
---------------------------------------              --------------------------

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON            Anheuser-Busch International
              S.S. OR I.R.S. IDENTIFICATION NO.   Holdings, Inc. Chile II
              OF ABOVE PERSON                     Limitada
                                                  98-0346884
-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)       /_/
                                                                 (b)       /X/
-------------------------------------------------------------------------------
   3          SEC USE ONLY
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS:                                   WC
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e):                               /_/
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Chile
-------------------------------------------------------------------------------

 NUMBER OF            7            SOLE VOTING POWER:             None
   SHARES          -------------------------------------------------------------
BENEFICIALLY          8            SHARED VOTING POWER:             0
  OWNED BY         -------------------------------------------------------------
    EACH              9            SOLE DISPOSITIVE POWER:        None
 REPORTING         -------------------------------------------------------------
PERSON WITH          10            SHARED DISPOSITIVE POWER:        0
--------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0
--------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES:                                             /_/
--------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         0%
--------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON:                            PN
--------------------------------------------------------------------------------

         This Amendment No. 10 (this "Amendment") amends and supplements the
Schedule 13D filed on January 8, 2001 (the "Schedule 13D") with the Securities and Exchange Commission by Anheuser-Busch Companies, Inc., Anheuser-Busch International, Inc., Anheuser-Busch International Holdings, Inc., Anheuser-Busch International Holdings, Inc. Chile I Limitada, and Anheuser-Busch International Holdings, Inc. Chile II Limitada (collectively, the "Reporting Persons"), as amended by Amendment No. 1 thereto filed on February 6, 2001, Amendment No. 2 thereto filed on March 5, 2001, Amendment No. 3 thereto filed on March 30, 2001, Amendment No. 4 thereto filed on May 3, 2001, Amendment No. 5 thereto filed on October 5, 2001, Amendment No. 6 thereto filed on March 7, 2003, Amendment No. 7 thereto filed on March 16, 2004, Amendment No. 8 thereto filed on November 1, 2004 and Amendment No. 9 thereto filed on November 12, 2004. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the
Schedule 13D, as previously amended.

ITEM 5.    Interests in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) Number of Shares or other securities of the Issuer beneficially owned by the Reporting Persons: None

         Percentage of class of Shares beneficially owned by the Reporting
         Persons: 0.0%

(b) Number of Shares as to which, with respect to the Reporting Persons, there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition:
         None

         On November 12, 2004, pursuant to an auction conducted under the rules of the Santiago Stock Exchange, Banchile Corredores de Bolsa S. A., a Chilean securities broker, placed an order to purchase the 63,695,333 Shares directly or beneficially owned by the Reporting Persons at a price of 2,821 Chilean pesos per Share. The closing of the sale of the Shares pursuant to such order occurred on November 16, 2004.

(d)      Not applicable.

(e) As a result of the sale of the Shares described in Item 5(c) above as of November 16, 2003, the Reporting Persons ceased to be the beneficial owners (as defined in Rule 13d-3) of more than five percent (5%) of the outstanding Shares of the Issuer.

The undersigned hereby agree that this Statement is filed on behalf of each of the Reporting Persons.


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 16, 2004

                                ANHEUSER-BUSCH COMPANIES, INC.

                                By: /s/ William J. Kimmins
                                   ________________________________________
                                   Name: William J. Kimmins
                                   Title: Vice President and Treasurer

                                ANHEUSER-BUSCH INTERNATIONAL, INC.

                                By: /s/ William J. Kimmins
                                   ________________________________________
                                   Name: William J. Kimmins
                                   Title: Vice President and Treasurer

                                ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.

                                By: /s/ William J. Kimmins
                                   ________________________________________
                                   Name: William J. Kimmins
                                   Title: Vice President and Treasurer

                                ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.
                                CHILE I LIMITADA

                                By: ANHEUSER-BUSCH INTERNATIONAL
                                    HOLDINGS, INC., ITS MANAGING PARTNER

                                By: /s/ William J. Kimmins
                                   ________________________________________
                                   Name: William J. Kimmins
                                   Title: Vice President and Treasurer

                                ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.
                                CHILE II LIMITADA

                                By: ANHEUSER-BUSCH INTERNATIONAL
                                    HOLDINGS, INC. CHILE I LIMITADA, ITS
                                    MANAGING PARTNER

                                    By:  ANHEUSER-BUSCH INTERNATIONAL
                                         HOLDINGS, INC., ITS MANAGING PARTNER

                                         By: /s/ William J. Kimmins
                                            ________________________________
                                            Name: William J. Kimmins
                                            Title: Vice President and Treasurer